

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Jianshuang Wang
Co-Chief Executive Officer
NuZee, Inc.
2865 Scott St., Suite 107
Vista, CA 92081

   Re: NuZee, Inc.
     Registration Statement on Form S-1
     Filed June 17, 2024
     File No. 333-280251

Dear Jianshuang Wang:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kate Beukenkamp at 202-551-3861 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: JR Lanis